SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                               AMENDMENT NO. 4 TO
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              OMEGA WORLDWIDE, INC.
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                                (NAME OF ISSUER)


                     COMMON STOCK, PAR VALUE $.10 PER SHARE
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                         (TITLE OF CLASS OF SECURITIES)


                                    68210B108
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                                 (CUSIP NUMBER)

                                Todd P. Robinson
                            2307 Princess Ann Street
                        Greensboro, North Carolina 27408
                             Telephone: (336) 286-20
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                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)

                                 With copies to:

                            Barney Stewart III, Esq.
                             Moore & Van Allen, PLLC
                          100 North Tryon Street, Floor
                      Charlotte, North Carolina 28202-4003

                                February 25, 2000
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             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

CUSIP NO. 68210B108                    13D                     PAGE 2 OF 5 PAGES

1    NAME OF REPORTING PERSON

     TODD P. ROBINSON
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                            (a)  [ ]
                                                            (b)  [ ]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS
     PF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                               [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     UNITED STATES
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  NUMBER OF         7    SOLE VOTING POWER             -1,226,457-
   SHARES           ------------------------------------------------------------
BENEFICIALLY        8    SHARED VOTING POWER           -0-
  OWNED BY          ------------------------------------------------------------
    EACH            9    SOLE DISPOSITIVE POWER        -1,226,457-
  REPORTING         ------------------------------------------------------------
 PERSON WITH        10   SHARED DISPOSITIVE POWER      -0 -
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,226,457
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     NOT APPLICABLE
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.99%
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14   TYPE OF REPORTING PERSON
     IN
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
          This Amendment No. 4 amends the Statement on Schedule 13D, as previously amended (the "Statement"), filed with the Securities and Exchange Commission. The class of equity securities to which the Statement relates is the common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc. (the "Issuer").

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 of the Statement is hereby amended by adding the following:

          On January 27, 2000, Mr. Robinson expended approximately $75,802 of his personal funds to purchase 15,000 additional shares of the Common Stock.

Item 4.   Purpose of Transaction

          Item 4 of the Statement is hereby amended by deleting the last paragraph thereof and adding the following:

          In a letter to the Issuer dated February 25, 2000, Mr. Robinson expressed his support for the Issuer's publicly announced intention to explore strategic alternatives to enhance shareholder value and his continued interest in proceeding with discussions regarding the Possible Acquisition. Mr. Robinson also indicated that the previously stated purchase price of between $5.60 and $6.25 per share may be adjusted upward pending completion of a favorable due diligence review.

          Except as set forth above, Mr. Robinson has no other plans or proposals relating to the information required to be disclosed in subparagraphs
(a) through (j) of Item 4.

Item 5.   Interest in Securities of the Issuer

          Item 5 of the Statement is hereby amended by deleting it in its entirety and adding the following:

          (a) Mr. Robinson beneficially owns 1,226,457 shares, or 9.99%, of the issued and outstanding shares of Common Stock, based upon information provided in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 1999.

          (b) Mr. Robinson holds sole voting and investment power with respect to the shares of Common Stock beneficially owned by him.

          (c) On January 27, 2000, Mr. Robinson purchased 15,000 shares of the Common Stock at a price of $5.0535 per share in open market transactions.

          (d)  Not applicable.

          (e)  Not applicable.

                                    SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 29, 2000




                                        By:  /s/  Todd P. Robinson
                                             -----------------------------------
                                             Todd P. Robinson